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                                               Exhibit 23.2





                Independent Auditors' Consent



The Board of Directors
Huffy Corporation:

We consent to incorporation by reference in the registration statement on Form S-8 and related prospectus of Huffy Corporation (relating to the registration of shares in connection with the Huffy Corporation 1988 Stock Option Plan and Restricted Share Plan) of our report dated February 15, 1996, relating to the consolidated balance sheets of Huffy Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995, and all related schedules, which report appears or is incorporated by reference in the December 31, 1995 annual report on Form 10-K of Huffy Corporation.


/s/ KPMG Peat Marwick

Cincinnati, Ohio
July 3, 1996